OMB Number: . 3235-0058

Expires: October   31, 2018

Estimated average burden hours per response.  2.50

SEC FILE NUMBER      000-54018

        CUSIP NUMBER   39303 M 301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

[X ] Form 10-K [  ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [  ] Form 10-D [ ] Form N-SAR [ ] Form N-C

For Period Ended: March 31, 2016

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-Q

Part I - Registrant Information:

           Full Name of Registrant:                                Green Endeavors, Inc.

 Former Name if Applicable                            N/A

 Address of Principal Executive Office:          59 West 100 South, Second Floor

 Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.  (Check box if appropriate)

[X]      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]      (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to complete the preparation of the annual report for the period ended December 31, 2016 before the first submission deadline of March 31, 2017 because the Company has not been able to complete the financial statements and report on activity for the stated year end due to issues with creating and finalization of the report. This situation has delayed the preparation and final reviews of the 10-K for the year ended December 31, 2016 and thus delayed the final preparation of the annual report.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

                          Richard D. Surber                President, CEO          (801)575-8073

 (Name)                                (Title)                 (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ( X ) Yes   ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     (   ) Yes  ( X ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Green Endeavors, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2017                                      By: /s/ Richard Surber.

                                                                         Name: Richard D. Surber

                                                                         Title:    President & CEO